SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PeopleSoft, Inc.

(Name of Subject Company)

PeopleSoft, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway

President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Douglas D. Smith, Esq.

Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

      The purpose of this amendment is to amend and supplement Items 1, 3, 4, 6, 7 and 8 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by PeopleSoft, Inc. (the “Company”) on June 11, 2003 and subsequently amended June 12, 2003 and June 17, 2003 and to add additional Exhibits and revise the Exhibit Index accordingly.

Item 1.	Subject Company Information

      Item 1 is hereby amended as follows:

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of which there were 317,643,999 shares outstanding as of June 19, 2003, with an additional 98,575,765 shares reserved for issuance under the Company’s equity compensation plans, of which 81,738,220 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      Item 3 is hereby amended as follows:

Cash Consideration Payable Pursuant to the Offer

      If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 19, 2003, the directors and executive officers of the Company beneficially owned in the aggregate 29,006,976 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Oracle Sub, the directors and officers would receive an aggregate of $565,636,032 in cash. As discussed below in Item 4(c), to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

      As of June 19, 2003, the directors and executive officers held (i) options to purchase 14,484,882 shares of Common Stock, 6,126,300 of which were vested and exercisable as of that date, with exercise prices ranging from $9.75 to $40.20 and an aggregate weighted average exercise price of $21.45 per share and (ii) 987,033 shares of restricted Common Stock subject to possible repurchase by the Company. Upon a change of control of the Company, 500,000 shares of restricted Common Stock and 4,315,107 unvested options to purchase Common Stock held by Craig A. Conway and 674,065 unvested options to purchase Common Stock held by Kevin T. Parker will fully vest and will no longer be subject to forfeiture, in each case unless the employee otherwise elects. Pursuant to action by the board of directors in February 2002, directors are entitled to accelerated vesting of options granted since such time upon a change of control of the Company. As a result, an aggregate of 251,250 unvested options to purchase Common Stock held by directors of the Company will fully vest upon a change of control.

Item 4.	The Solicitation or Recommendation

      Item 4 is hereby amended and supplemented as follows:

Solicitation/Recommendation

      The board of directors of the Company met on June 18, 2003 with the board’s financial and legal advisors to discuss and consider Oracle Corporation’s (“Oracle”) amendment to its June 9, 2003 tender offer (the “Original Offer”) increasing the cash consideration payable for all outstanding shares of the Company’s common stock to $19.50 per share (Oracle’s amended tender offer, the “Offer”). On June 19, 2003, the special committee of independent directors (the “Transaction Committee”), comprised of Frank J. Fanzilli, Jr., Steven D. Goldby, A. George Battle and Cyril J. Yansouni, met without the participation of Mr. Conway or other members of management, to consider discussion of the Offer. The Transaction Committee was originally formed by the board on June 8, 2003, and was charged with evaluating and assessing the terms of any Oracle tender offer in consultation with the board’s financial and legal advisors. Following the meeting of the Transaction Committee, the full board convened, and the Transaction Committee reported its conclusions.

      After careful consideration, including a thorough review of the terms and conditions of the Offer with the board’s financial and legal advisors, the Transaction Committee and the full board of directors unanimously determined on June 19, 2003 that, notwithstanding the increase in the amount of cash consideration offered by Oracle, the Offer is not in the best interests of the Company’s stockholders because:

•	The proposed combination of the Company and Oracle faces substantial regulatory delays and a significant likelihood that the transaction would be prohibited;

•	The regulatory delays, combined with the significant uncertainty as to the outcome of the regulatory process, and Oracle’s stated intentions to discontinue the Company’s products, would subject the Company’s business to irreparable damage;

•	The Offer undervalues the Company based on its financial performance and significant future opportunities, including the value expected to be created through the acquisition of J.D. Edwards & Company (“J.D. Edwards”); and

•	The Offer creates additional risk to stockholders because it is highly conditional, at least two conditions have already failed, and Oracle could terminate the Offer at any time.

      Accordingly, after careful consideration and acting upon the unanimous recommendation of the Transaction Committee, the board of directors unanimously recommends that the Company stockholders reject the Offer and not tender shares for purchase pursuant to the Offer.

      A more complete discussion of the reasons that the Transaction Committee and the board of directors believe that the Offer is not in the best interests of the stockholders and that, therefore, the stockholders should reject the Offer is in “Background of the Offer; Reasons for the Recommendation” below.

      A press release communicating the recommendation of the board of directors is filed as Exhibit (a)(18) hereto and is incorporated herein by this reference.

Background of the Offer; Reasons for Recommendation

Background

      On or about June 5, 2002, Craig A. Conway, the President and Chief Executive Officer of the Company, contacted Lawrence J. Ellison, the Chairman and Chief Executive Officer of Oracle, to determine whether Oracle would be interested in selling its enterprise applications business to the Company. On that date, Oracle and the Company entered into a mutual nondisclosure agreement. On the following day, June 6, 2002, Ram Gupta, Peter Gassner, Rick Bergquist and Kevin T. Parker, the Chief Financial Officer of the Company, met in person with Safra Catz, the Executive Vice President of Oracle, and other representatives of Oracle, to discuss the matter. The parties were unable to agree on the terms of any potential sale of Oracle’s enterprise applications business to the Company. Shortly thereafter, Mr. Conway and Mr. Ellison had a brief telephone conversation in which they concluded that they could not agree on mutually acceptable terms to such a transaction. There have been no further discussions between Oracle and PeopleSoft on this subject since that time.

      On June 2, 2003, the Company announced that it had entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of June 1, 2003 among J.D. Edwards, the Company and a wholly owned subsidiary of the Company, pursuant to which the Company would acquire J.D. Edwards in a stock transaction that would create the world’s second largest enterprise applications software company. The proposed merger was unanimously approved by the respective boards of directors of the Company and J.D. Edwards, but was subject to the approval of the stockholders of both companies and to the satisfaction or waiver of certain other closing conditions, including the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). The Merger Agreement was filed as Exhibit 2.1 to J.D. Edwards’ Current Report on Form 8-K filed with the SEC on

June 3, 2003 and as Exhibit 1 to the Schedule 13D filed by the Company and a wholly owned subsidiary of the Company on June 11, 2003.

      On June 6, 2003, Oracle announced its intention to commence a tender offer for all outstanding Company common stock on June 9, 2003, in a press release, on an analysts telephone call and in other materials filed with the SEC as tender offer communications filed under cover of Schedule TO. Oracle also delivered a letter to the Company announcing its intention to commence the tender offer and requesting that the board of directors of the Company redeem or render inapplicable all outstanding preferred stock purchase rights. The letter also stated that Oracle was prepared to meet with the Company to discuss the Original Offer.

      On June 6, 2003, the Company filed a press release regarding the anticipated tender offer. The release was filed by the Company with the SEC as a preliminary communication filed under cover of Schedule 14D-9.

      In response to Oracle’s June 6 announcement, the Company contacted Citigroup Global Markets Inc. and Goldman, Sachs & Co. to render financial advice to the board of directors in connection with, among other things, any tender offer commenced by Oracle. In addition, the board of directors retained Gibson, Dunn & Crutcher LLP to render legal advice in connection with any such tender offer.

      On June 8, 2003, the board of directors and its financial and legal advisors met to discuss Oracle’s June 6 announcements and to establish procedures for thoroughly and diligently evaluating the terms of Oracle’s tender offer, once announced. At that meeting, the board’s advisors made presentations to the board of directors regarding the financial terms of the anticipated tender offer (as announced by Oracle), the events that had transpired since Oracle announced its intent to commence a tender offer, legal matters pertaining to the anticipated tender offer and the Company’s response, pending and anticipated litigation, and preliminary financial analyses of the anticipated tender offer, based on Oracle’s public statements and filings.

      At the June 8th meeting, the board of directors formed the Transaction Committee to analyze the terms of the anticipated tender offer with the board’s financial and legal advisors, and charged the Transaction Committee with conducting a thorough review and analysis of Oracle’s tender offer, once commenced, with the advice of the financial and legal advisors. The Transaction Committee was authorized to obtain all relevant and material facts and information, to direct the activities of the board’s legal and financial advisors, to pursue such due diligence as the Transaction Committee deemed necessary, and to make a recommendation to the full board of directors regarding any Oracle tender offer.

      Following the June 8 board meeting, the Transaction Committee met separately with the board’s legal advisors to discuss the terms of the anticipated tender offer, as described in Oracle’s public statements.

      On June 9, 2003, Oracle and Oracle Sub filed the Schedule TO, commencing the Original Offer, and Mr. Ellison sent a letter to Mr. Conway requesting a meeting with the board of directors of the Company to discuss the Original Offer. It was determined that it would not be appropriate to determine whether to have such a meeting until the board of directors and the Transaction Committee had sufficient time to fully and fairly understand and consider the terms of the Original Offer and to engage in the necessary consultations with the board’s financial and legal advisors.

      On June 11, 2003, the board of directors, including all of the members of the Transaction Committee, met with the Company’s management and the board’s financial and legal advisors to further consider and discuss the Original Offer. The board’s legal advisors reviewed and discussed with the board of directors the principal terms of the Original Offer and presented the board of directors with an update regarding the status of litigation, antitrust and other legal issues relating to the Original Offer, and an overview of public filing and other obligations of the Company under the tender offer rules and other applicable federal securities laws. At this meeting, the financial advisors presented and discussed their financial analyses of the Original Offer. The board of directors also reviewed and discussed with its advisors various strategic alternatives and business opportunities. The non-management members of the board of directors also met separately with the legal advisors to further consider and discuss the Original Offer.

      After careful consideration, including consultation with management and the board’s financial and legal advisors, the Transaction Committee unanimously concluded that:

•	The Original Offer would face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted. The Transaction Committee based this conclusion on the competitive analysis presented to it, as well as its understanding of the high concentration in the large enterprise applications software market and various segments thereof, such as the markets for enterprise human resources software and enterprise financial applications software.

•	The delays and uncertainties created by Oracle’s Original Offer, coupled with Oracle’s stated intent to discontinue PeopleSoft’s market-leading products, represented a substantial threat to stockholder value. The Transaction Committee based this conclusion in part on its belief that any combination would be subjected to lengthy antitrust scrutiny, that the Original Offer was so highly conditioned that there could be no certainty that all conditions necessary for its completion would be satisfied even if eventually antitrust approval were to be given, particularly given the broad scope and subjectivity of several of the conditions, and that the delay and uncertainty likely could cause many customers to defer or cancel orders for the Company’s products and many employees to leave the Company.

•	The unsolicited and hostile nature of the Original Offer, combined with Oracle’s statements, was in the board’s view designed to disrupt the Company’s business at significant cost to the Company and its customers. This conclusion was based in part on public statements made by Oracle in its Schedule TO and other statements made by Oracle’s representatives, as well as the price, terms, and timing of the Offer, which was launched shortly following the announcement of the proposed J.D. Edwards acquisition and in the last month of the fiscal quarter, immediately prior to the period when a substantial percentage of the Company’s sales are made.

•	The Original Offer dramatically undervalued the Company based upon its financial performance, continued market leadership and significant future opportunities. The Transaction Committee also based its conclusion in part upon the analysis and advice of its financial advisors, the Company’s current business plan, and the premium or discount that the Original Offer represented compared with recent trading prices of the Company’s stock.

      Therefore, for these and other reasons the Transaction Committee determined that the Original Offer was not in the best interests of the stockholders and unanimously recommended to the full board of directors that the full board, in turn, recommend that the Company’s stockholders reject the Original Offer and not tender their shares to Oracle for purchase. Following receipt of such recommendation, the full board of directors concurred with the Transaction Committee and determined to unanimously recommend that the Company stockholders reject the Original Offer and not tender their shares to Oracle pursuant to the Original Offer.

      On June 16, 2003, the Company and J.D. Edwards announced that they had entered into an Amended and Restated Agreement and Plan of Merger and Reorganization dated as of June 16, 2003 by and among the Company, J.D. Edwards and Jersey Acquisition Corporation, a wholly owned subsidiary of the Company (the “Amended Agreement”). The Amended Agreement provides for the acquisition of J.D. Edwards by the Company through an exchange offer followed by a second-step merger, and was entered into to allow the two companies to accelerate and bring more certainty to the completion of the transaction and bring forward the benefits of their combination. The Amended Agreement was filed by the Company as Exhibit 1 to an amended Schedule 13D filed on June 17, 2003.

      The execution of the Amended Agreement means that one of the express conditions to the Offer cannot be satisfied, and under the terms of the Offer, Oracle has the right to walk away from its Offer, regardless of whether stockholders of the Company desire to tender shares for purchase.

      On June 18, 2003, Oracle publicly announced that it was amending its Original Offer, by increasing the cash amount payable per share of Company common stock to $19.50 from the $16.00 per share price in the Original Offer. According to Oracle’s press release, filed on June 18, 2003 as an exhibit to Amendment No. 7 to Oracle’s Tender Offer Statement on Schedule TO, the Offer remains subject to the same conditions as applied to the Original Offer.

      On June 18, 2003, Connecticut Governor John G. Rowland, Attorney General Richard Blumenthal and state comptroller Nancy Wyman jointly announced that the State of Connecticut was filing an antitrust lawsuit against Oracle to block the Offer. The lawsuit, filed in the United State District Court in Hartford, Connecticut, alleges that the acquisition of the Company by Oracle would violate state and federal antitrust laws, directly damage the State of Connecticut and its economy, and raise prices for businesses, governments and consumers by significantly reducing competition in various markets the Company serves and forcing the

Company’s customers to replace the Company’s software with other companies’ products. Governor Rowland publicly stated that “Oracle’s hostile takeover bid has the potential to cost the state millions of dollars and is a threat to the progress [Connecticut] has made in recent years in technology improvements...and this potential takeover could derail our gains and that is unacceptable.” Attorney General Blumenthal stated that Connecticut was “assembling a powerful coalition of states and other consumers that will suffer the same unacceptable costs if this unlawful, anti-competitive takeover is permitted.” Attorney General Blumenthal further stated that any Oracle takeover “would cripple competition, threatening higher prices and lower quality, and cause terrible waste in the human and financial investments already made.”

      The antitrust action commenced by the State of Connecticut means that a second express condition to the Offer cannot be satisfied, and under the terms of the Offer, Oracle has the right to walk away from its Offer, regardless of whether stockholders of the Company desire to tender shares for purchase or the other conditions to the Offer are satisfied.

     Reasons for the Recommendation of the Board

      In reaching the conclusions and in making the recommendation regarding the Offer described above, the board of directors and the Transaction Committee consulted with the Company’s management, the board’s financial and legal advisors, and based their conclusions upon a number of reasons, including but not limited to the following:

•	The proposed combination of the Company and Oracle faces substantial regulatory delays and a significant likelihood that the transaction would be prohibited. This conclusion was based in part on the competitive analysis presented to the board of directors, as well as the directors’ understanding of the high concentration in the large enterprise applications software market and various segments thereof, such as the markets for enterprise human resources software and enterprise financial applications software. The board of directors and the Transaction Committee also took into account the June 18th announcement of the State of Connecticut’s lawsuit alleging that the acquisition of the Company by Oracle would violate state and federal antitrust laws, illustrating the potential for legal and regulatory delays and the significant antitrust barriers to any combination with Oracle;

•	The regulatory delays, combined with the significant uncertainty as to the outcome of the regulatory process, and Oracle’s stated intentions to discontinue the Company’s products, would subject the Company’s business to irreparable damage. This conclusion was based in part on its belief that any combination would be subjected to lengthy antitrust scrutiny and that the Offer is so highly conditioned that there could be no certainty that all conditions necessary for its completion would be satisfied, even if eventually antitrust approval were to be given. The directors also took into account the statements by Oracle in its Schedule TO, as well as other public statements by Oracle’s representatives regarding the Company’s business;

•	The Offer undervalues the Company based on its financial performance and significant future opportunities, including the value expected to be created through the acquisition of J.D. Edwards. This conclusion is based in part upon the analysis and advice of its financial advisors, the Company’s current business plan, the expected synergies from the J.D. Edwards acquisition, and the purchase price in the Offer compared to recent trading prices of the Company’s stock; and

•	The Offer creates additional risk to stockholders because it is highly conditional, at least two conditions have already failed, and therefore Oracle could terminate the Offer at any time. This conclusion is based upon the numerous conditions to closing as stated in Oracle’s Offer, and in particular that Oracle’s obligation to purchase shares pursuant to the Offer is conditioned on the non-occurrence of two events which already have occurred — the recently announced execution of the Amended Agreement between the Company and J.D. Edwards, and the antitrust litigation commenced by the State of Connecticut referred to above. Accordingly, under the terms of its Offer, Oracle currently has no obligation to purchase any shares pursuant to the Offer, even if every other condition were to be satisfied. Even if the two failed conditions referenced above were waived by Oracle, given the broad scope and the subjective nature of the conditions to the Offer, it is possible that Oracle could elect to not complete the Offer after causing substantial erosion to the Company’s financial strength and customer base.

      The Transaction Committee and the board of directors viewed each of the items above as specific reasons for concluding that the Offer is not in the best interest of the Company’s stockholders and for recommending that the stockholders reject the Offer.

     Considerations of the Board

      The foregoing discussion of the information and factors considered and reasons cited by the board of directors and the Transaction Committee is not meant to be exhaustive, but includes the material information, factors, analyses and reasons considered by the board of directors and the Transaction Committee in reaching their respective conclusions and recommendations. The members of the board of directors and the Transaction Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of the board’s financial and legal advisors. In light of the number and variety of factors that the board of directors and the Transaction Committee considered, and the varied reasons that supported their opinions and conclusions, the members of the board of directors and the Transaction Committee did not find it practicable to assign relative weights to the foregoing factors or reasons. However, the recommendation of the board of directors and Transaction Committee was made after considering the totality of the information and factors involved. In addition, individual members of the board of directors or the Transaction Committee may have given different weight to different factors or reasons described or cited above.

     Recommendation of the Board

      After consideration of the factors and in light of the reasons described above, the board of directors and the Transaction Committee each has separately and unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Therefore, the board of directors unanimously recommends that the stockholders reject the Offer and not tender their shares to Oracle for purchase pursuant to the Offer.

      (c)     Intent to Tender

      To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer. As described in Item 8 of the Company’s Schedule 14D-9, the Company’s executive officers and directors are parties to a voting agreement with J.D. Edwards that restricts their ability to transfer their shares of Common Stock, including tendering their shares pursuant to the Offer.

Item 6.	Interest in Securities of the Subject Company

      Item 6 is hereby supplemented as follows:

	Date of	Nature of	Number Shares of	Purchase/Sale
Name	Transaction	Transaction	Common Stock	Price

David A. Duffield	06/18/03	Sale*	25,000	$18.13

* Sale pursuant to Rule 10b5-1(c) trading plan.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Item 7 is hereby amended and supplemented as follows:

      On June 16, 2003, the Company and J.D. Edwards announced that they had entered into an Amended and Restated Agreement and Plan of Merger and Reorganization dated as of June 16, 2003 by and among the Company, J.D. Edwards and Jersey Acquisition Corporation, a wholly owned subsidiary of the Company (the “Amended Agreement”). The Amended Agreement provides for the acquisition of J.D. Edwards by the Company through an exchange offer followed by a second-step merger. The Amended Agreement previously was filed as Exhibit 1 to an amended Schedule 13D filed by the Company on June 17, 2003 and as Exhibit 2.1 to the Registration Statement on Form S-4 filed by the Company on June 19, 2003.

      At its board meeting on June 19, 2003, the board of directors of the Company determined that future circumstances might make it advisable or necessary for the Company to engage in discussions or negotiations with third parties regarding extraordinary transactions such as those described in clauses (ii) and (iii) of the following paragraph of this Item 7. No agreements in principle have been reached with respect to any such transaction, and the board of directors has determined that disclosure of the parties to or the general terms of any such negotiations or discussions would jeopardize the commencement or continuation of the same.

      Except for the Amended Agreement and as set forth in the immediately preceding paragraph,

(A) the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; and

(B) there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in the immediately preceding paragraph.

Item 8.	Additional Information

      Item 8 is hereby supplemented as follows:

On June 18, 2003, the State of Connecticut filed suit against Oracle Corporation and Pepper Acquisition Corp., in the United States District Court for the District of Connecticut, alleging that the Oracle’s proposed acquisition of the Company through the tender offer commenced on June 9, and amended on June 18, 2003, would violate Section 7 of the Clayton Act, 15 U.S.C. section 18, and Section 3 of the Connecticut Antitrust Act, Conn. Gen. Stat. section 35-26. The State of Connecticut seeks to enjoin Oracle from acquiring the Company.

On June 18, 2003, the judge assigned to four consolidated putative shareholder class actions filed against the Company and certain of its officers and directors, pending in the California Superior Court for the County of Alameda, granted the Company’s motion to stay all proceedings in the cases pending the resolution of substantially similar actions pending in the Delaware Court of Chancery. The judge also denied as moot plaintiffs’ motion seeking expedited discovery.

On June 18, 2003, Oracle filed a suit in the Delaware Court of Chancery against the Company, several of the Company’s directors, and J.D. Edwards, alleging that the director’s named as defendants breached their fiduciary duties in connection with the Company’s response to Oracle’s tender offer commenced on June 9 and amended June 18, 2003, and that J.D. Edwards aided and abetted such directors’ purported breach of fiduciary duty. Oracle seeks injunctive, declaratory and rescissory relief. A hearing on a motion for preliminary injunction is presently scheduled for July 16, 2003. If the hearing is held as scheduled, the Company expects that it will extend the expiration date of the exchange offer to the stockholders of J.D. Edwards until a court ruling is made following that hearing.

On June 18, 2003, Thomas Nemes, who purports to be a stockholder of the Company, amended his putative shareholder class action complaint, previously filed in the Delaware Court of Chancery on June 12, 2003. The amended complaint alleges that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle Corporation’s tender offer purportedly announced on June 6, 2003. Plaintiff seeks injunctive and declaratory relief, and damages.

On June 17, 2003, Arace Brothers, who purports to be a stockholder of the Company, filed a putative shareholder class action suit in the California Superior Court for the County of Alameda against PeopleSoft and several of its officers and directors, alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle Corporation’s tender offer purportedly announced on June 6, 2003. Plaintiff seeks injunctive and declaratory relief, and damages.

On June 11, 2003, Moshe Panzer, who purports to be a stockholder of the Company, filed a putative shareholder class action suit in the California Superior Court for the County of Alameda against PeopleSoft and several of its officers and directors, alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle Corporation’s tender offer purportedly announced on June 6, 2003. Plaintiff seeks injunctive and declaratory relief, and damages.

      The Company believes that the claims and allegations asserted in the putative class action suits against the Company and its officers and directors are without merit, and intends to vigorously defend against such suits.

Forward Looking Statements

      Statements made in this statement indicating the Company’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties, including: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in Company’s filings with the SEC. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards include: the risk that the two companies’ businesses will not be integrated successfully; costs related to the proposed acquisition; the satisfaction of closing conditions to the acquisition, including the receipt of regulatory approvals; the ability to close the transaction on an expedited basis; the failure to retain key employees or to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting the two companies’ generally as set forth in their most recent filings with the SEC. Further risks and uncertainties associated with Oracle’s June 9th tender offer include: the risk that the Company’s customers may delay or refrain from purchasing PeopleSoft products due to uncertainties about the Company’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that if the Oracle tender offer is unsuccessful the anticipated benefits from the J.D. Edwards acquisition might not be realized as described above; the risk that stockholder litigation commenced in connection with Oracle’s offer might result in significant costs of defense, indemnification and liability; and the risks that the Company board of directors’ analysis and the bases of their recommendation to the Company stockholders ultimately may prove to be inaccurate. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.                          Materials to Be Filed as Exhibits

      Item 9 is hereby amended, supplemented and restated in its entirety as follows:

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office
(a)(18)	Press release issued by PeopleSoft on June 20, 2003
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker
Executive Vice President
Finance and Administration,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 20, 2003

EXHIBIT INDEX

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office
(a)(18)	Press release issued by PeopleSoft on June 20, 2003
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.